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                                                                       EXHIBIT 1

FOR IMMEDIATE RELEASE

                            QUESTRON TECHNOLOGY, INC.
         ENTERS INTO AGREEMENT FOR SALE OF ASSETS, FILES FOR BANKRUPTCY

BOCA RATON, FL - FEBRUARY 4, 2002 - Questron Technology, Inc. announced today that it has signed a definitive purchase agreement with QTI Acquisition Corp. providing for QTI's acquisition of substantially all of Questron's assets and has, together with its subsidiaries, filed for protection under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. The asset sale is subject to customary closing conditions, as well as the completion of a bankruptcy court supervised auction process and bankruptcy court approval. QTI is a newly formed company owned and organized by an affiliate of Sun Capital Partners, Inc.

         "This filing protects the value of Questron's business for the benefit of Questron's creditors and will help ensure that our customers continue to receive uninterrupted service through the sale process and thereafter," said Dominic A. Polimeni, Chairman and Chief Executive Officer of Questron. While the bankruptcy court reviews the proposed sale to QTI and any other offers that may emerge, Questron believes that it has sufficient cash on hand to finance its operations, including supporting the company's post-petition trade and employee obligations, as well as its ongoing operating needs during the process.

         M. Steven Liff, Vice President at Sun Capital, stated "We are very enthusiastic about the prospect of acquiring Questron's business and are excited about investing in a business that is well positioned in its industry. With our capital infusion and operational expertise, the business should have sufficient liquidity and ongoing support to take advantage of revenue growth and to continue to provide excellent service to its strong customer base."

         Under the terms of the agreement, QTI has agreed to acquire substantially all of the assets in exchange for the assumption of the debt outstanding under Questron's senior secured debt facility (currently approximately $81.5 million), the assumption of obligations under Questron's leases, customer contracts and certain other agreements, the issuance of 4% of QTI's capital stock and the funding of up to $500,000 for certain wind-down expenses. QTI has agreed that it will employ all of Questron's employees at the closing and provide them with comparable benefits, and has also indicated that it will employ existing management on terms comparable to their current arrangements. QTI will not assume any other Questron liabilities. Questron expects that the purchase price payable by QTI will be insufficient to cover all of Questron's liabilities and therefore, Questron's stockholders will not receive any distribution upon completion of the bankruptcy proceedings.



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         The agreement also provides that if Questron completes an alternate transaction with another bidder, it must pay QTI a fee of $2,500,000 and reimburse its legal and due diligence expenses, up to $500,000. Such amounts are payable only out of the proceeds of an alternate transaction, which must exceed QTI's purchase price by $1,000,000 in cash plus such amounts and must be structured in a manner to provide cash sufficient to pay such fee and expenses.

ABOUT QUESTRON:

         Questron Technology Inc. is a leading provider of supply chain management solutions and professional inventory logistics management programs for small parts commonly referred to as "C" inventory items (fasteners and related products) focused on the needs of Original Equipment Manufacturers
(OEMs). Questron's securities are traded on NASDAQ under the symbols QUST (common) and QUSTW (warrants). More information about the company can be found in its filings with the Securities and Exchange Commission or by visiting http://www.questrontechnology.com.

ABOUT SUN CAPITAL:

         Sun Capital Partners, Inc. is a leading private investment firm focused on leveraged buyouts of market leading companies that can benefit from its in-house operating personnel and experience. The firm has successfully invested in approximately 30 companies during the past several years with combined annual revenues in excess of $2 billion. More information about Sun Capital can be found on its Web site: www.suncappart.com.

CONTACT:   Susan D. Wright, Director, Investor Relations
                  (561) 241-5251



INFORMATION RELATING TO FORWARD-LOOKING STATEMENTS:

Certain information contained in this press release includes "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995. This information can be identified by the use of words like "expects," "will," "should," "believes," "intends" or "estimates" or similar expressions, and includes the statements with respect to the completion of the asset sale to QTI, the level of service during the sale process and the inability to make a distribution to stockholders. Such statements represent the Company's judgment and involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. Such risks, uncertainties and other factors include, but are not limited to, the completion and approval of the asset sale and a potential offer by a different purchaser. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to release publicly any revisions to these forward- looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.



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